▲ Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-8594   Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

November 1, 2005

Our ref. No. PI 030

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Corrections of Consolidated Financial Statements for the Three Months Ended June 30, 2005 (Based on US GAAP)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Corrections of Consolidated Financial Statements
for the Three Months Ended June 30, 2005 (Based on US GAAP)

TOKYO, November 1, 2005..... As announced on the notice dated October 28, 2005, Mitsubishi Corporation announced today the corrections of its consolidated financial statements, using accounting principles generally accepted in the United States, for the three months ended June 30, 2005.

The corrections were made with regards to the accounting treatment of derivative instruments in financial reporting from the company's U.K. finance subsidiary where financial assets and liabilities were recognized as actual transactions when, correctly, were to be offset.

The consolidated financial statements were originally announced on July 29, 2005. The corrections will have no effects on Mitsubishi Corporation's U.S. GAAP-based consolidated net income for the three months ended June 30, 2005.

= Correction =
- Financial Highlights for the three Months Ended June 30, 2005   page 3
- Condensed Consolidated Balance Sheets   page 5
- Operating Segment Information   page 7

The corrected part is indicated with an underline.

# # #

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

July 29, 2005
Mitsubishi Corporation

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the three months ended June 30, 2005 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1) Consolidated results for the three months ended June 30, 2005

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended				
June 30, 2005	4,328,840	66,435	103,781	77,452
June 30, 2004	4,028,331	36,220	60,720	42,820
For the year ended				
March 31, 2005	17,132,704	183,365	209,799	182,369

	Net income per share	Net income per share (diluted basis)
For the three months ended	Yen	Yen
June 30, 2005	49.47	45.70
June 30, 2004	27.35	25.26
For the year ended		
March 31, 2005	116.49	107.58

(2) Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of				Yen
June 30, 2005	9,246,681	1,600,908	17.3%	1,022.40
June 30, 2004	8,408,435	1,248,203	14.8%	797.27
As of				
March 31, 2005	9,149,938	1,504,454	16.4%	960.85

2. Number of consolidated subsidiaries : 377
Number of affiliated companies accounted for by equity method : 173

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2006 have not changed from the original outlook announced on April 28, 2005.

(4) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

Forward-looking Statements
This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are

Corrected Statement

November 1, 2005
Mitsubishi Corporation

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the three months ended June 30, 2005 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1) Consolidated results for the three months ended June 30, 2005

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended				
June 30, 2005	4,328,840	66,435	103,781	77,452
June 30, 2004	4,028,331	36,220	60,720	42,820
For the year ended				
March 31, 2005	17,132,704	183,365	209,799	182,369

	Net income per share	Net income per share (diluted basis)
For the three months ended	Yen	Yen
June 30, 2005	49.47	45.70
June 30, 2004	27.35	25.26
For the year ended		
March 31, 2005	116.49	107.58

(2) Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of				Yen
June 30, 2005	9,192,290	1,600,908	17.4%	1,022.40
June 30, 2004	8,408,435	1,248,203	14.8%	797.27
As of				
March 31, 2005	9,093,372	1,504,454	16.5%	960.85

2. Number of consolidated subsidiaries : 377
Number of affiliated companies accounted for by equity method : 173

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2006 have not changed from the original outlook announced on April 28, 2005.

(4) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Previous Statement

Mitsubishi Corporation and subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)
June 30, 2005 (unaudited) and March 31, 2005

	Millions of yen		
	Jun. 30, 2005	Mar. 31, 2005	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	910,036	898,053	11,983
Receivables-trade, less allowance for doubtful receivables	2,917,243	2,985,168	-67,925
Inventories	684,764	667,968	16,796
Other current assets	376,630	322,516	54,114
Total current assets	4,888,673	4,873,705	14,968
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,313,496	2,225,300	88,196
Non-current receivables, less allowance for doubtful receivables	551,484	594,930	-43,446
Total investments and non-current receivables	2,864,980	2,820,230	44,750
Property and equipment - Net	1,234,694	1,227,161	7,533
Other assets	258,334	228,842	29,492
Total	9,246,681	9,149,938	96,743
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	1,052,543	1,106,608	-54,065
Payables-trade	2,259,283	2,218,018	41,265
Other current liabilities	490,607	535,793	-45,186
Total current liabilities	3,802,433	3,860,419	-57,986
Long-term debt, less current maturities	3,088,917	3,024,709	64,208
Other long-term liabilities	754,423	760,356	-5,933
Shareholders' equity:			
Common stock	126,737	126,705	32
Additional paid-in capital	179,664	179,632	32
Retained earnings:			
Appropriated for legal reserve	37,895	37,173	722
Unappropriated	1,196,443	1,138,509	57,934
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	291,227	278,288	12,939
Net unrealized gains on derivatives	2,408	2,883	-475
Minimum pension liability adjustments	(38,589)	(38,542)	-47
Foreign currency translation adjustments	(193,764)	(219,264)	25,500
Total accumulated other comprehensive income	61,282	23,365	37,917
Less treasury stock	(1,113)	(930)	-183
Total shareholders' equity	1,600,908	1,504,454	96,454
Total	9,246,681	9,149,938	96,743

Mitsubishi Corporation and subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)
June 30, 2005 (unaudited) and March 31, 2005

	Millions of yen		
	Jun. 30, 2005	Mar. 31, 2005	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	902,839	890,232	12,607
Receivables-trade, less allowance for doubtful receivables	2,917,243	2,985,168	-67,925
Inventories	684,764	667,968	16,796
Other current assets	376,630	322,516	54,114
Total current assets	4,881,476	4,865,884	15,592
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,320,693	2,233,121	87,572
Non-current receivables, less allowance for doubtful receivables	497,075	537,976	-40,901
Total investments and non-current receivables	2,817,768	2,771,097	46,671
Property and equipment - Net	1,234,694	1,227,161	7,533
Other assets	258,352	229,230	29,122
Total	9,192,290	9,093,372	98,918
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	1,052,543	1,106,608	-54,065
Payables-trade	2,259,283	2,218,018	41,265
Other current liabilities	490,607	535,793	-45,186
Total current liabilities	3,802,433	3,860,419	-57,986
Long-term debt, less current maturities	3,034,526	2,968,143	66,383
Other long-term liabilities	754,423	760,356	-5,933
Shareholders' equity:			
Common stock	126,737	126,705	32
Additional paid-in capital	179,664	179,632	32
Retained earnings:			
Appropriated for legal reserve	37,895	37,173	722
Unappropriated	1,196,443	1,138,509	57,934
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	291,227	278,288	12,939
Net unrealized gains on derivatives	2,408	2,883	-475
Minimum pension liability adjustments	(38,589)	(38,542)	-47
Foreign currency translation adjustments	(193,764)	(219,264)	25,500
Total accumulated other comprehensive income	61,282	23,365	37,917
Less treasury stock	(1,113)	(930)	-183
Total shareholders' equity	1,600,908	1,504,454	96,454
Total	9,192,290	9,093,372	98,918

Previous Statement

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
For the three months ended June 30, 2005 and 2004 (unaudited)

Three months ended June 30, 2005

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions. . . .	54,068	949,729	959,320	735,134	458,358	1,178,138	4,334,747	(5,907)	4,328,840
Gross profit.	11,373	21,545	53,092	45,468	18,839	79,094	229,411	1,184	230,595
Net income.	5,767	15,702	17,582	14,492	6,825	12,528	72,896	4,556	77,452
Segment assets	823,300	1,152,226	2,105,127	2,259,899	647,635	1,809,306	8,797,493	449,188	9,246,681

Three months ended June 30, 2004

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions. . . .	55,413	952,231	789,557	733,470	421,729	1,089,465	4,041,865	(13,534)	4,028,331
Gross profit.	11,336	13,366	39,431	39,636	18,442	72,501	194,712	(69)	194,643
Net income (loss).	6,512	7,529	9,463	14,450	4,357	7,456	49,767	(6,947)	42,820
Segment assets	1,047,869	896,345	1,763,322	2,187,631	593,266	1,552,635	8,041,068	367,367	8,408,435

NOTE:
(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating transactions, as presented above, is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.
(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at June 30, 2005 and 2004 were Y 1,008,103 and Y 861,028 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.
(3) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

Corrected Statement

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
For the three months ended June 30, 2005 and 2004 (unaudited)

Three months ended June 30, 2005

| | Millions of yen | | | | | | | | |
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions. . . .	54,068	949,729	959,320	735,134	458,358	1,178,138	4,334,747	(5,907)	4,328,840
Gross profit.	11,373	21,545	53,092	45,468	18,839	79,094	229,411	1,184	230,595
Net income.	5,767	15,702	17,582	14,492	6,825	12,528	72,896	4,556	77,452
Segment assets	768,909	1,152,226	2,105,127	2,259,899	647,635	1,809,306	8,743,102	449,188	9,192,290

Three months ended June 30, 2004

| | Millions of yen | | | | | | | | |
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions. . . .	55,413	952,231	789,557	733,470	421,729	1,089,465	4,041,865	(13,534)	4,028,331
Gross profit.	11,336	13,366	39,431	39,636	18,442	72,501	194,712	(69)	194,643
Net income (loss).	6,512	7,529	9,463	14,450	4,357	7,456	49,767	(6,947)	42,820
Segment assets	1,047,869	896,345	1,763,322	2,187,631	593,266	1,552,635	8,041,068	367,367	8,408,435

NOTE:
(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating transactions, as presented above, is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.
(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at June 30, 2005 and 2004 were Y 1,008,103 and Y 861,028 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.
(3) Certain restatements for the three months ended June 30, 2004 have been made in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

Results for the First Quarter Ended June 30, 2005 (US GAAP)

Consolidated Income (Billions of Yen)	FY2006 Three months ended June 2005	FY2005 Three months ended June 2004	Increase or decrease	Outlook for FY2006 Year ending March 2006	Percentage of achievement	Summary of changes from the same period of the previous fiscal year
Operating transactions (*1)	4,328.8	4,028.3	300.5	17,500.0	25%	a. [Gross profit] Gross profit rose 18% from the same period of the previous fiscal year due to favorable market conditions for energy, metal resources and steel products, as well as expansion in food-related businesses and other factors.
Gross profit	230.6	194.6	36.0 a	1,000.0	23%	
Selling, general and administrative expenses	(163.0)	(158.4)	(4.6) b	(697.0)	23%	b. [Selling, general and administrative expenses] Increased in line with the growth in gross profit due to expansion in food-related businesses.
Provision for doubtful receivables	(1.2)	-	(1.2)	(3.0)	40%	
Operating income (*1)	66.4	36.2	30.2	300.0	22%	
Interest expense-net	(0.2)	(0.5)	0.3	(13.0)	2%	c. [Net Financial income] Increased due to higher dividends from resource-related businesses.
Dividend income	18.7	10.7	8.0 c	40.0	47%	
Gain on marketable securities and investments - net	3.2	8.4	(5.2) d			d. [Gain on marketable securities and investments-net] - Write-off of marketable securities Increased 0.1 bil.yen (-0.1bil. yen ← 0) - Impairment losses on non-performing assets Increased 0.3 bil.yen (-1.6 bil.yen ← -1.3 bil. yen) - Other gains on sales of shares, etc. Decreased 4.8 bil.yen (+4.9 bil.yen ← +9.7 bil.yen)
Gain on property and equipment - net	4.1	0.8	3.3 e	33.0	57%	
Other income- net	11.6	5.1	6.5 f			
Income from consolidated operations before income taxes	103.8	60.7	43.1	360.0	29%	e. [Gain on property and equipment-net] Increased due to gains on sale of property and equipment and other fixed assets.
Income taxes	(40.0)	(31.2)	(8.8)	(150.0)	27%	
Minority interests in income of consolidated subsidiaries	(9.9)	(5.5)	(4.4)	(30.0)	33%	f. [Other income - net] Increased due to an improvement in foreign currency-related gains.
Equity in earnings of affiliated companie	23.6	18.8	4.8 g	100.0	24%	
Net income	77.5	42.8	34.7	280.0	28%	g. [Equity in earnings of affiliated companies-net] Increased mainly due to strong results at resource- and petrochemicals-related companies.

(*1) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Revenues according to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," was 1,056.2 billion yen for the three months ended June 30, 2005 and 939.7 billion in the three months ended June 30, 2004.

Core earnings (*2)	109.7	65.2	44.5	430.0	26%

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilites	June 30, 2005	March 31, 2005	Increase or decrease	Outlook for FY2006 (Forecasted in April 28, 2005) Year ending March 2006	Increase or decrease from June 2005	Summary of changes from March 2005
Total assets	9,246.7	9,149.9	96.8 h	9,500.0	253.3	h. [Total assets] Increase due to new investments in resource-related projects and other businesses, increased earnings at equity-method companies and growth in unrealized gains on marketable securities available-for-sale.
Total shareholders' equity	1,600.9	1,504.5	96.4 i	1,750.0	149.1	
[For Reference] Interest bearing liabilities Gross (*3)	4,090.7	4,099.1	(8.4) j	4,200.0	109.3	i. [Total shareholders' equity] Increase mainly reflects rise in net income.
Interest bearing liabilities Net (*3)	3,424.7	3,479.0	(54.3)	3,600.0	175.3	j. [Interest-bearing liabilities] Decrease in both gross and net interest-bearing liabilities due to improvement in cash flows mainly by the collection of accounts receivable.
(Debt-to-equity ratio - Gross)	2.6	2.7	-0.1	2.4	-0.2	
(Debt-to-equity ratio -Net)	2.1	2.3	-0.2	2.1		

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133."

[Change of major indices]

	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase or decrease
Crude oil (USD/BBL)	47.9	33.3	14.6 (+44%)
Foreign exchange (YEN/USD)	107.7	109.6	-1.9 (2% yen appreciation)
Interest (%)TIBOR	0.08	0.08	-

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured

Results for the First Quarter Ended June 30, 2005 (US GAAP)

Consolidated Income (Billions of Yen)	FY2006 Three months ended June 2005	FY2005 Three months ended June 2004	Increase or decrease	Outlook for FY2006 Year ending March 2006	Percentage of achievement	Summary of changes from the same period of the previous fiscal year
Operating transactions (*1)	4,328.8	4,028.3	300.5	17,500.0	25%	a. [Gross profit] Gross profit rose 18% from the same period of the previous fiscal year due to favorable market conditions for energy, metal resources and steel products, as well as expansion in food-related businesses and other factors.
Gross profit	230.6	194.6	36.0 a	1,000.0	23%	
Selling, general and administrative expenses	(163.0)	(158.4)	(4.6) b	(697.0)	23%	b. [Selling, general and administrative expenses] Increased in line with the growth in gross profit due to expansion in food-related businesses.
Provision for doubtful receivables	(1.2)	-	(1.2)	(3.0)	40%	
Operating income (*1)	66.4	36.2	30.2	300.0	22%	
Interest expense-net	(0.2)	(0.5)	0.3 }c	(13.0)	2%	c. [Net Financial income] Increased due to higher dividends from resource-related businesses.
Dividend income	18.7	10.7	8.0	40.0	47%	
Gain on marketable securities and investments - net	3.2	8.4	(5.2) d			d. [Gain on marketable securities and investments-net] - Write-off of marketable securities Increased 0.1 bil.yen (-0.1bil. yen ← 0) - Impairment losses on non-performing assets Increased 0.3 bil.yen (-1.6 bil.yen ← -1.3 bil. yen) - Other gains on sales of shares, etc. Decreased 4.8 bil.yen (+4.9 bil.yen ← +9.7 bil.yen)
Gain on property and equipment - net	4.1	0.8	3.3 e	33.0	57%	
Other income- net	11.6	5.1	6.5 f			
Income from consolidated operations before income taxes	103.8	60.7	43.1	360.0	29%	e. [Gain on property and equipment-net] Increased due to gains on sale of property and equipment and other fixed assets.
Income taxes	(40.0)	(31.2)	(8.8)	(150.0)	27%	
Minority interests in income of consolidated subsidiaries	(9.9)	(5.5)	(4.4)	(30.0)	33%	f. [Other income - net] Increased due to an improvement in foreign currency-related gains.
Equity in earnings of affiliated companie	23.6	18.8	4.8 g	100.0	24%	
Net income	77.5	42.8	34.7	280.0	28%	g. [Equity in earnings of affiliated companies-net] Increased mainly due to strong results at resource- and petrochemicals-related companies.

(*1) Operating transactions and operating income are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Revenues according to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," was 1,056.2 billion yen for the three months ended June 30, 2005 and 939.7 billion in the three months ended June 30, 2004.

Core earnings (*2)	109.7	65.2	44.5	430.0	26%

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilites	June 30, 2005	March 31, 2005	Increase or decrease	Outlook for FY2006 (Forecasted in April 28, 2005)	Increase or decrease from June 2005	Summary of changes from March 2005
Total assets	9,192.3	9,093.4	98.9 h	9,500.0	307.7	h. [Total assets] Increase due to new investments in resource-related projects and other businesses, increased earnings at equity-method companies and growth in unrealized gains on marketable securities available-for-sale.
Total shareholders' equity	1,600.9	1,504.5	96.4 i	1,750.0	149.1	
[For Reference] Interest bearing liabilities Gross (*3)	4,036.3	4,042.5	(6.2) j	4,200.0	163.7	i. [Total shareholders' equity] Increase mainly reflects rise in net income.
Interest bearing liabilities Net (*3)	3,377.5	3,430.3	(52.8)	3,600.0	222.5	j. [Interest-bearing liabilities] Decrease in both gross and net interest-bearing liabilities due to improvement in cash flows mainly by the collection of accounts receivable.
(Debt-to-equity ratio - Gross)	2.5	2.7	-0.2	2.4	-0.1	
(Debt-to-equity ratio -Net)	2.1	2.3	-0.2	2.1	-	

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133."

[Change of major indices]

	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase or decrease
Crude oil （USD/BBL）	47.9	33.3	14.6 (+44%)
Foreign exchange （YEN/USD）	107.7	109.6	-1.9 (2% yen appreciation)
Interest （%）TIBOR	0.08	0.08	-

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay

FY2006 First Quarter Results - Supplement - (Corrections of Consolidated Financial Statements)

(Three months ended June 30, 2005)

November 1, 2005

Mitsubishi Corporation

(Previous Statement) Shareholders' Equity and Interest Bearing Liabilities



(Billion Yen)

(x)

Interest bearing liabilities (Net)   Total shareholders' equity   Debt-to-equity-ratio (Net)

(Corrected Statement) Shareholders' Equity and Interest Bearing Liabilities



(Billion Yen)

(x)

3,520.8 3,430.3 3,377.5

2.9 2.3 2.1

1,223.6 1,504.5 1,600.9

March 2004   March 2005   June 2005

☐ Interest bearing liabilities (Net)   ■ Total shareholders' equity   —○— Debt-to-equity-ratio (Net)